EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the three and nine months ended September 30, 2017 and 2016, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Earnings:
Income before taxes	$48,526	$66,324	$160,028	$220,461
Fixed charges	79,787	77,371	233,337	228,427
Total earnings	$128,313	$143,695	$393,365	$448,888
Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$79,772	$77,358	$233,297	$228,388
Estimate of the interest component of rental expense	15	13	40	39
Total fixed charges	$79,787	$77,371	$233,337	$228,427
Ratio of earnings to fixed charges	1.61	1.86	1.69	1.97